
06013271

82-03138

SUPPL

BAE SYSTEMS plc

Annual Information Update for the 12 months up to and including 25 April 2006.

In accordance with Prospectus Rule 5.2, BAE Systems plc ("the Company") announces that the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

27/04/05	Notification of documents lodged with the Financial Services Authority's Document Viewing Facility: Notice of EGM and Shareholder Circular
28/04/05	IFRS Restatement
29/04/05	Notification of document lodged with the Financial Services Authority's Document Viewing Facility: Preference Share Conversion Circular
29/04/05	Eurosystems Transaction
03/05/05	Holding in Company
04/05/05	AGM Statement
04/05/05	Results of AGM
05/05/05	Notification of documents lodged with the Financial Services Authority's Document Viewing Facility: AGM resolutions relating to special business
12/05/05	Holding in Company
13/05/05	Results of EGM
15/05/05	Notification of document lodged with the Financial Services Authority's Document Viewing Facility: EGM resolutions
25/05/05	Holding in Company
01/06/05	Notice of Results
01/06/05	Director Shareholding
07/06/05	Director Shareholding
08/06/05	Director Shareholding
10/06/05	Sector Restatement
15/06/05	Director Shareholding
16/06/05	Holding in Company
16/06/05	Directorate Change
22/06/05	Director Shareholding
24/06/05	BAE Systems receives Department of Justice approval for US acquisition
24/06/05	BAE Systems completes acquisition of United Defense
28/06/05	Director Declaration
11/07/05	Holding in Company

dw 5/10

14/07/05	Holding in Company
15/07/05	Blocklisting Interim Review
21/07/05	Issue of Debt
25/07/05	Director/PDMR Shareholding
26/07/05	Director/PDMR Shareholding
28/07/05	Appointment of Brokers
15/08/05	Holding in Company
16/08/05	Holding in Company
19/08/05	Holding in Company
23/08/05	Director/PDMR Shareholding
07/09/05	Interim Results
07/09/05	Holding in Company
12/09/05	Director Declaration
14/09/05	Notification of document lodged with the Financial Services Authority's Document Viewing Facility: Interim Review
16/09/05	Holding in Company
21/09/05	Holding in Company
22/09/05	Director/PDMR Shareholding
23/09/05	Holding in Company
27/09/05	Holding in Company
05/10/05	Director/PDMR Shareholding
11/10/05	Holding in Company
21/10/05	Holding in Company
24/10/05	Notice of Results
24/10/05	Director/PDMR Shareholding
26/10/05	BAE Systems visit and briefing on MoD support activity
31/10/05	Holding in Company
22/11/05	Holding in Company
23/11/05	Director/PDMR Shareholding
02/12/05	Director/PDMR Shareholding
19/12/05	Regional Aircraft
21/12/05	Government Understanding signed with Kingdom of Saudi Arabia
22/12/05	Director/PDMR Shareholding
23/12/05	Director/PDMR Shareholding
30/12/05	BAE Systems agreed sale of Atlas Elektronik
10/01/06	Bondholder Meeting
12/01/06	Blocklisting Review
24/01/06	Director/PDMR Shareholding
31/01/06	BAE Systems agrees sale of Aerostructures
01/02/06	Result of Bondholder Meeting
09/02/06	Holding in Company
23/02/06	Final Results
23/02/06	Final Dividend Information
27/02/06	Director/PDMR Shareholding
27/02/06	Holding in Company
28/02/06	Bondholder Presentation and Webcast
01/03/06	MBDA completes acquisition of German missile company LFK
01/03/06	Director/PDMR Shareholding
08/03/06	Director/PDMR Shareholding
14/03/06	Director/PDMR Shareholding

14/03/06	Director Declaration
15/03/06	Director/PDMR Shareholding
22/03/06	Director/PDMR Shareholding
23/03/06	Maritime Sector Restructuring
24/03/06	Rule 2.10 Announcement
24/03/06	Rule 2.10 Announcement
27/03/06	Directorate Change
27/03/06	Holding in Company
27/03/06	Analysts' visit to US
27/03/06	Rule 2.10 Announcement
28/03/06	Rule 2.10 Announcement
30/03/06	Notification of documents lodged with the Financial Services Authority's Document Viewing Facility: Annual Report, Annual Review, Notice of Meeting and Proxy card
30/03/06	Rule 2.10 Announcement
30/03/06	Rule 8.1 Announcement
31/03/06	Rule 8.1 Announcement
31/03/06	Director/PDMR Shareholding
31/03/06	Rule 2.10 Announcement
03/04/06	Completion of Aerostructures Disposal
03/04/06	Rule 8.1 Announcement
03/04/06	Rule 2.10 Announcement
04/04/06	Rule 2.10 Announcement
06/04/06	Rule 2.10 Announcement
06/04/06	Rule 2.10 Announcement
07/04/06	BAE Systems shareholding in Airbus
07/04/06	Rule 2.10 Announcement
10/04/06	Director Declaration
10/04/06	Rule 2.10 Announcement
13/04/06	Rule 8.1 Announcement
13/04/06	Director/PDMR Shareholding
13/04/06	Rule 2.10 Announcement
13/04/06	Notice of Results
13/04/06	Holding in Company
21/04/06	Rule 2.10 Announcement
24/04/06	Director/PDMR Shareholding
24/04/06	Rule 8.1 Announcement
25/04/06	Rule 2.10 Announcement

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com/marketnews.

The Financial Services Authority's Document Viewing Facility is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

The Company has a Level 1 ADR program in the United States of America where its shares (in the form of American Depositary Receipts) are traded on an OTC (Over

the Counter) basis but are not listed. The Company files hard copies of its UK regulatory filings with the US Securities and Exchange Commission.

The Company has submitted the following filings to the UK Registrar of Companies (Companies House):

29.03.05	Allotment of shares
14.04.05	Allotment of shares
14.04.05	Allotment of shares
18.04.05	Allotment of shares
26.04.05	Filing of the Company's Report and Accounts
29.04.05	Allotment of shares
29.04.05	Allotment of shares
09.05.05	Allotment of shares
16.05.05	Special resolutions relating to the disapplication of pre-emption rights; the authority to purchase own shares; the alteration of the Company's Articles of Association; and ordinary resolutions in relation to the allotment of shares for cash and an increase in authorised share capital
16.05.06	Increase in authorised share capital
16.05.07	Allotment of shares
17.05.05	Resignation of Director
27.05.05	Special resolution relating to the alteration of the Company's Articles of Association
28.05.05	Declaration of Mortgage/Charge
28.05.05	Declaration of Mortgage/Charge
28.05.05	Declaration of Mortgage/Charge
23.06.05	Allotment of shares
23.06.05	Allotment of shares
25.06.05	Allotment of shares
30.06.05	Annual Return
28.06.05	Allotment of shares
25.07.05	Appointment of Director
19.07.05	Allotment of shares
19.07.05	Allotment of shares
19.07.05	Allotment of shares
19.07.05	Allotment of shares
20.07.05	Allotment of shares
30.07.05	Allotment of shares
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge

05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
05.08.05	Declaration of Mortgage/Charge
31.08.05	Allotment of shares
02.09.05	Allotment of shares
06.09.05	Allotment of shares
14.09.05	Allotment of shares
28.09.05	Allotment of shares
28.09.05	Allotment of shares
28.09.05	Allotment of shares
29.09.05	Allotment of shares
29.09.05	Allotment of shares
29.09.05	Allotment of shares
03.10.05	Allotment of shares
05.10.05	Allotment of shares
11.10.05	Allotment of shares
11.10.05	Allotment of shares
17.10.05	Appointment of Director
21.10.05	Appointment of Director
26.10.05	Allotment of shares
26.10.05	Allotment of shares
26.10.05	Allotment of shares
02.11.05	Allotment of shares
02.11.05	Allotment of shares
02.11.05	Allotment of shares
08.11.05	Allotment of shares
08.11.05	Change in director's particulars
15.11.05	Allotment of shares
15.11.05	Allotment of shares
02.12.05	Allotment of shares
07.12.05	Allotment of shares
08.12.05	Allotment of shares
21.12.05	Allotment of shares
29.12.05	Allotment of shares
03.01.06	Allotment of shares
03.01.06	Allotment of shares
04.01.06	Allotment of shares
04.01.06	Allotment of shares
10.01.06	Allotment of shares
10.01.06	Allotment of shares
10.01.06	Allotment of shares
10.01.06	Allotment of shares
16.01.06	Allotment of shares

17.01.06	Allotment of shares
24.01.06	Allotment of shares
24.01.06	Allotment of shares
24.01.06	Allotment of shares
24.01.06	Allotment of shares
26.01.06	Allotment of shares
26.01.06	Allotment of shares
27.01.06	Allotment of shares
27.01.06	Allotment of shares
27.01.06	Allotment of shares
27.01.06	Allotment of shares
03.02.06	Allotment of shares
07.02.06	Allotment of shares
07.02.06	Allotment of shares
14.02.06	Allotment of shares
15.02.06	Allotment of shares
15.02.06	Allotment of shares
15.02.06	Allotment of shares
15.02.06	Allotment of shares
15.02.06	Allotment of shares
15.02.06	Allotment of shares
22.02.06	Allotment of shares
22.02.06	Allotment of shares
22.02.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
06.03.06	Allotment of shares
07.03.06	Allotment of shares
08.03.06	Allotment of shares
09.03.06	Allotment of shares
10.03.06	Allotment of shares
15.03.06	Allotment of shares
17.03.06	Allotment of shares
17.03.06	Allotment of shares
17.03.06	Allotment of shares
17.03.06	Allotment of shares
17.03.06	Allotment of shares
17.03.06	Allotment of shares
23.03.06	Allotment of shares
23.03.06	Allotment of shares
23.03.06	Allotment of shares
30.03.06	Allotment of shares
03.04.06	Allotment of shares
03.04.06	Allotment of shares

10.04.06	Allotment of shares
10.04.06	Allotment of shares
10.04.06	Allotment of shares
10.04.06	Allotment of shares
10.04.06	Allotment of shares
11.04.06	Allotment of shares
18.04.06	Allotment of shares
19.04.06	Allotment of shares
19.04.06	Allotment of shares
20.04.06	Allotment of shares
20.04.06	Allotment of shares

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for 2005 can be found on the Company's website at www.baesystems.com.

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Ann-Louise Holding
Assistant Company Secretary
26 April 2006

82-03138

BAE Systems plc

Rule 2.10 announcement
Relevant securities in issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, BAE Systems plc confirms that it has in issue 3,220,520,683 Ordinary Shares of 2.5 pence each under ISIN code GB0002634946 and 266,079,032 7.75 pence net Cumulative Convertible Redeemable Preference Shares of 25 pence each under ISIN code GB0001271690.

25 April 2006

82-03138

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Steve Mogford, Director, BAE Systems plc
Company dealt in	BAE Systems plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of 2.5p each
Date of dealing	21 April 2006

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	N/A		N/A	
(2) Derivatives (other than options)	N/A		N/A	
(3) Options and agreements to purchase/sell	N/A		N/A	
Total	N/A		N/A	

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities	N/A		N/A	
(2) Derivatives (other than options)	N/A		N/A	
(3) Options and agreements to purchase/sell	N/A		N/A	
Total	N/A		N/A	

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details
N/A	N/A

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase of shares under the Partnership shares element of the BAE Systems Share Incentive Plan	29	427 pence per share

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

N/A

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

N/A

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	24 April 2006
Contact name	Ann-Louise Holding Assistant Company Secretary, BAE Systems plc
Telephone number	01252 383185
Name of offeree/offeror with which associated	BAE Systems plc
Specify category and nature of associate status (Note 10)	Director

Notes The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 April 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 427 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	29
Ian King	29

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 20,347 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 25,804 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- Mark Ronald
- George Rose
- Mike Turner.

24 April 2006